Hateley & Hampton Attorneys & counselors

201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

July 8, 2015

Mr. Tom Kluck

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Hubilu Venture Corporation
Response to Comment letter dated June 18, 2015
Registration Statement on Form S-1
Filed: May 21, 2015
File No. 333-204347

Dear Mr. Kluck:

Enclosed is the Pre-Effective Amendment One to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated June 18, 2015.

General

1.	We note your disclosure on page 4 that you may be a “shell company.” We also note that you do not appear to have conducted any active operations since your inception and that you have no revenues and nominal assets consisting solely of cash. Accordingly, you appear to be a “shell company” as defined by Rule 405 of the Securities Act. Further, your selling shareholders received their shares recently, and the shares being sold represent 100% of your outstanding shares not held by affiliates; thus, it appears that your selling shareholders are underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise accordingly your disclosure in the prospectus cover page, The Offering, Selling Security Holders, Plan of Distribution and elsewhere throughout the prospectus as applicable.

Hateley & Hampton Attorneys & counselors

Mr. Tom Kluck

July 8, 2015

Response:	For the reasons set forth below, the Issuer has determined that, under SEC Release 33-8587, the Issuer is not currently, and has not previously been, a “shell company” as defined therein.

Under Securities and Exchange Act Rule 12b-2, a shell company is a registrant that has no or nominal operations. A registrant that has operations, which are not nominal, is not a shell company. The Issuer is not a shell company because its operations are not nominal. The Issuer’s activities, as set forth below, are consistent with those of a typical startup company – obtaining capital, retaining management, developing a product or service, evaluating the market opportunity, conducting due diligence, seeking partners, evaluating potential clients and assignments and further developing its operational, reporting and accounting systems. A startup company, by definition, does not meet the condition of having “no or nominal operations” and is not considered to be a “shell company.” See SEC Release 33-8869, fn 172.

Since its formation in March 2015, the Issuer has been developing its business systems, marketing plan, pricing models and other systems. From April 2015 to the present, the Issuer finalized its first business plan, established a corporate website, elected its officers and began drafting its various contracts for services it intends to offer to its clients. The Issuer now has 2 employees and has engaged 5 independent contractors. In April 2015, the Issuer established its corporate offices in Beverly Hills, California. In the second quarter of 2015, the Issuer spent considerable time and expense preparing its registration statement on Form S-1 (the “Registration Statement”), which was ultimately filed in May 2015. It also engaged its auditors and is in the process of engaging its transfer agent. Furthermore, it engaged IT personnel to develop and build its website and began marketing its real estate consulting services. The Issuer also began raising capital and, on May 20, 2015, it filed its registration statement. In June 2015, the Issuer’s first client, 112 South Eucalyptus Avenue, LLC, retained it to evaluate and market an apartment property. This is consistent with its Plan of Operation as set forth in the S-1. Now that the Issuer has completed its capitalization, it has begun purchasing a computer network and expanding its office staff. The Issuer is now commencing its marketing campaign on various social media platforms and has sent out proposals to various potential clients and has already received several inquiries for its consulting services.

The Issuer is a typical start-up business. The Issuer is now poised to generate revenues after laying a proper foundation for its business and has booked revenues from its first client. A shell company is not defined as one with no revenues. Many start-ups take years to develop their products and produce revenues and often are required to adapt or modify their products and service to the fast changing landscape. A shell company is defined as one with no or nominal operations. The Issuer has very typical operations for a new real estate consulting company. It did not and does not meet the definition of a shell as defined in SEC Release 33-8587.

Hateley & Hampton Attorneys & counselors

Mr. Tom Kluck

July 8, 2015

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	None.

Prospectus Cover Page

3.	We note that you have included the “subject to completion” legend on the prospectus cover page. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

Response:	Removed.

Prospectus Summary, page 3

4.	We note your disclosure in this section that your estimated monthly burn rate is approximately $200 per month and that you will require approximately $10,000 to $20,000 to accomplish the goals set forth in your plan of operation. We further note your disclosure on page 25 that you anticipate that the minimum additional capital necessary to fund your planned operations for the next 12 months will be approximately $50,000. Please revise your disclosure to reconcile these statements, or advise.

Response:	Revised and reconciled.

Our Business Strategy, page 5

5.	We note your disclosure that you believe that you have sufficient working capital to continue your operations for the next 12 months without the need to seek additional financing. We note that your balance sheet reflects total assets of $55,000 as of March 31, 2015. We further note that you have identified expenses of approximately $55,000 relating to this offering on page 7 and anticipated minimum additional capital necessary to fund your planned operations for the next 12 months of approximately $50,000 on page 25. Based on your estimated expenses, it appears that your existing capital assets may not be sufficient to continue your operations for the next 12 months. Please revise your disclosure to clarify, or advise.

Hateley & Hampton Attorneys & counselors

Mr. Tom Kluck

July 8, 2015

Response:	Revised. The Company has sufficient capital to pay for its offering expenses. To the extent necessary, its majority shareholder will advance funds for working capital.

The Offering, page 7

6.	Please revise your disclosure to clarify whether the company will be responsible for paying the expenses of this offering. Additionally, we note your disclosure on page 7 that the costs of this offering were approximately $55,000. We further note that your balance sheet reflects total assets of $55,000 as of March 31, 2015. If the company is responsible for paying the expenses of this offering, please revise your disclosure to clarify the source of funds you used or expect to use to fund such expenses.

Response:	Revised.

Risk Factors, page 9

7.	Please include risk factor disclosure that separately addresses management’s lack of experience in operating a public company, or advise.

Response:	Revised to include a separate risk factor.

Selling Security Holders, page 17

8.	We note that it appears that several of the selling shareholders may be relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). For each selling shareholder, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder.

Response:	Revised to reflect securities held by a spouse. There are no minor children as selling shareholders. Pauline Akselrod is the mother of Alex Akselrod, an adult.

9.	For all entities disclosed in the table, please revise your disclosure to identify the natural person who has voting and dispositive authority over the shares offered for sale.

Response:	Revised to disclose the identity of the natural person who has voting and dispositive authority over the shares offered for sale.

Hateley & Hampton Attorneys & counselors

Mr. Tom Kluck

July 8, 2015

Directors, Executive Officers, Promoters and Control Persons, page 30

10.	Please revise the business experience of Mr. Behrend to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Behrend should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure. Refer to Item 401(e) of Regulation S-K.

Response:	Revised the business experience of Mr. Behrend.

Security Ownership of Certain Beneficial Owners and Management, page 33

11.	Please revise your table to reflect the address of each beneficial owner. Refer to Item 403 of Regulation S-K. Additionally, we note that there is a placeholder for a footnote in the heading of the second column, but no footnote appears below the table. Please revise or advise.

Response:	Revised to include the address of each beneficial owner. The placeholder for a footnote has been removed.

Exhibits 3.2

12.	Please confirm that the bylaws are presently in effect. See Item 601(b)(3)(ii) of Regulation S-K.

Response:	The bylaws are currently in effect and an executed version is filed in the S-1/A, Amendment No. 1.

Exhibit 5.1

13.	Please advise counsel that it is inappropriate to qualify the legality opinion as to the jurisdiction in which counsel is licensed. See Staff Legal Bulletin No. 19, Item II.B.3.b.

Response:	Revised to remove qualification.

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Hateley & Hampton Attorneys & counselors

Mr. Tom Kluck

July 8, 2015

Sincerely yours,

HATELEY & HAMPTON,

Donald P. Hateley, Esq., CPA

cc: David Behrend, President